Exhibit 99.1

POSCO HOLDINGS INC.

Separate financial statements

for the years ended December 31, 2025 and 2024

with the independent auditor’s report

Independent auditor’s report

(English translation of a report originally issued in Korean)

The Shareholders and Board of Directors

POSCO HOLDINGS INC.:

Opinion

We have audited the separate financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the separate statements of financial position as of December 31, 2025 and 2024, and the separate statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, and notes to the separate financial statements, including a summary of material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025 in accordance with International Financial Standards as adopted by the Republic of Korea (KIFRS).

We also have audited the Company’s internal control over financial reporting (ICFR) as of December 31, 2025 based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea, in accordance with Korean Standards on Auditing (KSA), and our report dated March 11, 2026 expressed an unqualified opinion thereon.

Basis for opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the separate financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matter

A key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the separate financial statements of the current period. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Impairment assessment on investments in subsidiaries

As described in note 10 to the separate financial statements, the carrying amount of the Company’s investments in subsidiaries is ~~W~~43,478,793 million. The Company recognized ~~W~~187,832 million of impairment loss on investments in subsidiaries for the current period.

The Company assesses annually whether there is any indication for impairment over investments in subsidiaries and performs impairment test over investments in subsidiaries when an impairment indicator exists. The Company measures the impairment loss of investments as the difference between the carrying amount and the recoverable amount which is the higher of fair value less costs to sell and value-in-use. Since estimation of value-in-use involves management’s significant judgment and assumptions such as determination of discount rates and revenue estimates, management bias may exist. Therefore, we have identified impairment assessment on investments in subsidiaries as a key audit matter.

The primary procedures we performed to address this key audit matter included the following:

•

Understanding and assessing accounting policies and internal controls over the Company’s identification of impairment indicators over investments in subsidiaries, impairment assessment, and evaluation of assessment results;

•	Evaluating the competence and objectivity of independent external specialists involved by management for the assessment;

•

Evaluating the reasonableness of sales estimates by comparing key assumptions used to calculate revenue estimates with the latest business plan approved by management, historical performance and external data;

•	Evaluating the appropriateness of discount rates used by management by comparing them against discount rates that were independently recalculated using observable information;

•	Assessing the appropriateness of terminal growth rates used by management by comparing them with observable market information;

•	Performing independent recalculation of the recoverable amount presented by management; and,

•	Performing sensitivity analysis on the discount rates and terminal growth rates applied to assess the impact of changes in these key assumptions on the results of management’s impairment assessments.

Responsibilities of management and those charged with governance for the separate financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the separate financial statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 11, 2026

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying separate financial statements and may result in modifications to this report.

POSCO HOLDINGS INC.

Separate financial statements

for the years ended December 31, 2025 and 2024

“The accompanying separate financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Company.”

Ju Tae Lee

Representative Director & President

POSCO HOLDINGS INC.

POSCO HOLDINGS INC.

Separate Statements of Financial Position

as of December 31, 2025 and 2024

(in millions of Won)	Notes	December 31, 2025		December 31, 2024
Assets
Cash and cash equivalents	4,5,21,35	~~W~~	184,416	409,387
Trade accounts and notes receivable, net	6,21,33,35		157,668	178,822
Other receivables, net	7,21,33,35		146,146	21,388
Other short-term financial assets	8,21,35		3,454,794	2,686,420
Assets held for sale	9		—	467,796
Current income tax assets	31		—	27,940
Other current assets	14		2,099	1,716

Total current assets			3,945,123	3,793,469

Other receivables, net	7,21,33		17,414	14,894
Other long-term financial assets	8,21		506,736	421,822
Investments in subsidiaries, associates and joint ventures	10		46,290,253	45,631,965
Investment property, net	11		319,392	328,372
Property, plant and equipment, net	12,35		703,140	415,993
Intangible assets, net	13,35		29,659	21,461
Other non-current assets	14		3,869	5,821

Total non-current assets			47,870,463	46,840,328

Total assets		~~W~~	51,815,585	50,633,797

(continued)

POSCO HOLDINGS INC.

Separate Statements of Financial Position

as of December 31, 2025 and 2024 (Continued)

(in millions of Won)	Notes	December 31, 2025		December 31, 2024
Liabilities
Short-term borrowings and current installments of long-term borrowings	4,15,21,35	~~W~~	45,973	39,053
Other current payables	16,33,35		53,466	50,356
Other short-term financial liabilities	17,21		21,545	18,302
Provisions	18		46,421	46,268
Current tax liabilities	31		72,404	—
Other current liabilities	20		5,819	8,852

Total current liabilities			245,628	162,831

Long-term borrowings, excluding current installments	4,15		993,857	1,500
Other non-current payables	16,21,33,35		35,037	30,783
Defined benefit liabilities, net	19		5,533	1,296
Deferred tax liabilities	31		2,592,964	2,246,030
Long-term provisions	18		2,947	—
Other non-current liabilities	20		1,350	2,327

Total non-current liabilities			3,631,688	2,281,936

Total liabilities			3,877,316	2,444,767

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,367,990	1,367,990
Accumulated other comprehensive loss	23		(45,874)	(62,645)
Treasury shares	24		(1,176,316)	(1,550,862)
Retained earnings	25		47,310,066	47,952,144

Total equity			47,938,269	48,189,030

Total liabilities and equity		~~W~~	51,815,585	50,633,797

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Comprehensive Income

for the years ended December 31, 2025 and 2024

(in millions of Won, except per share informations)	Notes	2025		2024
Operating revenue	26,33	~~W~~	1,403,310	1,997,128
Operating expenses	27		(426,485)	(400,707)

Operating profit			976,825	1,596,421
Finance income and costs
Finance income	21,28		233,286	482,945
Finance costs	21,28		(99,533)	(89,388)
Other non-operating income and expenses
Other non-operating income	29		3,274	3,249
Other non-operating expenses	29		(320,959)	(437,151)

Profit before income tax			792,893	1,556,076
Income tax benefit (expense)	31		(298,015)	65,206

Profit			494,878	1,621,282
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		(2,528)	(3,948)
Net changes in fair value of equity investments at fair value through other comprehensive income	8,23		13,096	(75,167)

Total comprehensive income		~~W~~	505,446	1,542,167

Earnings per share (in Won)	32
Basic earnings per share (in Won)			6,544	21,398
Diluted earnings per share (in Won)		~~W~~	6,544	18,999

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Changes in Equity

for the years ended December 31, 2025 and 2024

(in millions of Won)	Share capital		Capital surplus	Accumulated Other Comprehensive Income (loss)	Treasury shares	Retained earnings	Total
Balance as of January 1, 2024	~~W~~	482,403	1,370,557	30,678	(1,889,658)	47,505,885	47,499,865
Comprehensive income:
Profit		—	—	—	—	1,621,282	1,621,282
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(3,948)	(3,948)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	(93,323)	—	18,156	(75,167)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,691)	(189,691)
Interim dividends		—	—	—	—	(568,433)	(568,433)
Acquisition of treasury shares		—	—	—	(92,311)	—	(92,311)
Retirement of treasury shares		—	—	—	431,107	(431,107)	—
Share-based payment		—	(2,567)	—	—	—	(2,567)

Balance as of December 31, 2024	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030

Balance as of January 1, 2025	~~W~~	482,403	1,367,990	(62,645)	(1,550,862)	47,952,144	48,189,030
Comprehensive income:
Profit		—	—	—	—	494,878	494,878
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(2,528)	(2,528)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	16,771	—	(3,675)	13,096
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	(189,052)	(189,052)
Interim dividends		—	—	—	—	(567,156)	(567,156)
Retirement of treasury shares		—	—	—	374,546	(374,545)	—

Balance as of December 31, 2025	~~W~~	482,403	1,367,990	(45,874)	(1,176,316)	47,310,066	47,938,268

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Separate Statements of Cash Flows

for the years ended December 31, 2025 and 2024

(in millions of Won)	Notes	2025		2024
Cash flows from operating activities
Profit		~~W~~	494,878	1,621,282
Adjustments for :
Expenses related to post-employment benefit			10,179	6,438
Depreciation			18,087	14,272
Amortization			2,342	1,712
Impairment loss (reversal) on other receivables			(82)	106
Finance income			(205,749)	(474,656)
Dividend income			(1,234,259)	(1,812,999)
Finance costs			70,915	79,200
Loss on disposal of property, plant and equipment			1,282	341
Gain on disposal of intangible assets			—	(141)
Loss on disposal of intangible assets			22	266
Impairment loss on investments in subsidiaries, associates and joint venture			288,464	392,075
Loss on disposal of assets held for sale			9,883	—
Increase to provisions			341	36,981
Income tax expense (benefit)			298,015	(65,206)
Others			2,224	(3)
Changes in operating assets and liabilities	35		8,742	2,023
Interest received			67,154	92,618
Interest paid			(27,137)	—
Dividends received			1,230,173	1,866,004
Income taxes received			60,808	57,563

Net cash provided by operating activities		~~W~~	1,096,282	1,817,876

(continued)

POSCO HOLDINGS INC.

Separate Statements of Cash Flows

for the years ended December 31, 2025 and 2024 (Continued)

(in millions of Won)	Notes	2025		2024
Cash flows from investing activities
Decrease in deposit instruments		~~W~~	3,330,000	3,050,000
Proceeds from disposal of short-term financial instruments			894,933	5,471,006
Proceeds from disposal of equity securities			1,082	194,230
Proceeds from disposal of other securities			11,053	9,016
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			62,847	590,429
Proceeds from disposal of intangible assets			—	1,677
Proceeds from disposal of assets held for sale			458,831	—
Collection of short-term lease security deposits			17	491
Increase in deposits			(4,190,000)	(2,550,000)
Acquisition of short-term financial instruments			(560,426)	(4,619,699)
Increase in long-term loans			—	(106)
Acquisition of other securities			(15,871)	(21,850)
Acquisition of investments in subsidiaries, associates and joint ventures			(1,011,924)	(1,263,572)
Acquisition of property, plant and equipment			(295,005)	(249,048)
Acquisition of intangible assets			(10,563)	(6,209)
Acquisition of investment properties			—	(1,200)
Increase in long-term and short-term lease security deposits			(741)	(536)
Acquisition of current portion of debt securities			(230,000)	—

Net cash provided by (used in) investing activities		~~W~~	(1,555,767)	604,629

Cash flows from financing activities
Increase in long-term financial liabilities			3,278	3,148
Proceeds from bonds			987,117	—
Payment of cash dividends			(756,084)	(758,194)
Repayment of current installments of long-term borrowings			—	(1,542,400)
Acquisition of treasury shares			—	(92,311)

Net cash provided by (used in) financing activities	35	~~W~~	234,311	(2,389,757)

Effect of exchange rate fluctuation on cash held			203	(275)
Net increase (decrease) in cash and cash equivalents			(224,971)	32,473
Cash and cash equivalents at beginning of the period	5		409,387	376,914

Cash and cash equivalents at end of the period	5	~~W~~	184,416	409,387

The accompanying notes are an integral part of separate financial statements.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024

1.Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages its subsidiaries and other investments through its ownership of shares in the investees.

On March 2, 2022, the Company established a wholly-owned subsidiary, POSCO, through a vertical spin-off of its steel manufacturing business, and changed its name to POSCO HOLDINGS INC.

As of December 31, 2025, major shareholders are as follows:

Shareholder’s name	Number of shares	Ownership (%)
National Pension Service	6,441,610	7.96
BlackRock, Inc(*1)	4,206,522	5.20
CITIBANK.N.A	2,289,755	2.83
Pohang University of Science and Technology	1,981,047	2.45
Samsung Group	1,861,979	2.30
Others	64,152,039	79.26

	80,932,952	100.00

(*1)	Includes shares held by subsidiaries and others.

As of December 31, 2025, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchange.

2. Basis of preparation

Statement of compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (KIFRS), as enacted by the Act on External Audit of Stock Companies in the Republic of Korea.

These separate financial statements are prepared in accordance with KIFRS 1027 “Separate Financial Statements” under which an investor accounts for investments in subsidiaries, joint ventures and associates at cost.

The separate financial statements were authorized for issue by the Board of Directors on February 3, 2026, and will be submitted for approval at the shareholders’ meeting, which is scheduled to be held on March 24, 2026.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

2. Basis of preparation (cont’d)

Basis of measurement

The separate financial statements have been prepared on a historical cost basis, except for the following material items in the separate statement of financial position, as described in the accounting policy below.

(a)	Financial instruments measured at fair value through profit or loss

(b)	Financial instruments measured at fair value through other comprehensive income

(c)	Defined benefit liabilities measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These separate financial statements are presented in Korean Won, which is the Company’s functional currency which is the currency of the primary economic environment in which the Company operates.

Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

(a)	Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 10—Investments in subsidiaries, associates and joint ventures

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

2. Basis of preparation (cont’d)

(b)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next reporting period year is included in the following notes:

•	Note 10—Investments in subsidiaries, associates and joint ventures

•	Note 18—Provisions

•	Note 19—Employee benefits

•	Note 21—Financial Instruments

•	Note 31—Income taxes

•	Note 34—Commitments and contingencies

(c)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes the valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data to the greatest extent possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

2. Basis of preparation (cont’d)

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period commenced January 1, 2025 described below, the accounting policies applied by the Company in the financial statements are the same as those applied to the separate financial statements as of and for the year ended December 31, 2024.

(a)	Amendments to KIFRS 1021: Lack of Exchangeability

For annual reporting periods beginning on or after January 1, 2025, Amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates—Lack of Exchangeability specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments had no impact on the Company’s separate financial statements.

(b)	Amendments to KIFRS 1117 Insurance Contracts: Disclosure of Estimation Techniques for Inputs Used in Measuring Insurance Contract

For annual reporting periods ending on or after December 31, 2025, Amendments to KIFRS 1117 Insurance Contracts introduce additional disclosure requirements. In certain circumstances, an entity may have insufficient historical data or experience available for specific insurance products. In such cases, insurance-related laws or regulations may require the application of principle-based estimation techniques. Where the estimation techniques used by the entity to determine inputs applied in the measurement of insurance contracts differ from the principle-based estimation techniques required by applicable insurance-related regulations, and the entity concludes that information about such differences is relevant and material to users of the financial statements, the entity is required to disclose the following information:

•

the estimation techniques for inputs used based on significant judgments by the entity including the basis for those judgments and how they differ from the principle-based estimation techniques required by applicable regulations; and

•

the effects on the estimates of future cash flows, the contractual service margin, insurance revenue and insurance service expenses that would arise if the principle-based estimation techniques required by applicable regulations had been applied.

However, these amendments are effective only until the annual reporting periods ending on December 31, 2029. The amendments had no impact on the Company’s separate financial statements.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information

The material accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements, except for those as disclosed in note 2.

Investments in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027 Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027.

Gain on disposals from share transactions between entities under common control is recognized as dividend income, and loss on disposals is recognized as acquisition cost of investments in the related entity.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Non-derivative financial assets

Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at financial assets measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

(a)	Financial assets measured at amortized cost

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows, and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, gains and losses on foreign currency translation and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

(b)	Debt instruments measured at fair value through other comprehensive income

A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss.

•	it is held within a business model whose objective is achieved by both collection contractual cash flows and selling financial assets and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Debt instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Interest income which is calculated using the effective interest method, gains and losses from foreign currency translation and impairment losses are recognized in profit or loss and other net profit or losses are recognized in other comprehensive income. At the time of elimination, other accumulated comprehensive income is reclassified to profit or loss.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

(c)	Equity instruments measured at fair value through other comprehensive income

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.

Equity instruments measured at fair value through other comprehensive income are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in other comprehensive income and never reclassified to profit or loss.

(d)	Financial assets measured at fair value through profit or loss

All financial assets not classified as measured at amortized cost of fair value through other comprehensive income as described above are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets measured at fair value through profit or loss are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Assets held for sale

Non-current assets or disposal groups are classified as assets held for sale if their carrying amount is highly probable recovered primarily through a sale rather than through continued use. This condition is considered met only when the asset or disposal group is available for immediate sale in its present condition and when the sale is highly probable.

Prior to the initial classification as held for sale, the asset or disposal group is measured at the lower of its carrying amount and fair value less costs to sell. If the fair value less costs to sell of an asset initially classified decreases, an impairment loss is recognized immediately in profit or loss. Conversely, if the fair value less costs to sell increases, a reversal of the impairment loss is recognized in profit or loss, up to the cumulative amount of impairment losses previously recognized. Non-current assets classified as held for sale, or those that are part of a disposal group classified as held for sale, are not depreciated or amortized.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Investment property

Investment property is property held to earn rental income or for capital appreciation, or both. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses. The depreciation methods, useful lives and residual values of investment property are the same as those used for property, plant and equipment.

Property, plant and equipment

Property, plant and equipment are initially measured at cost. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a) it is probable that future economic benefits associated with the item will flow to the Company and

(b) the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Other than land, the costs of an asset less its estimated residual value are depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment.

The estimated useful lives for the current period are as follows:

Buildings	5-40 years
Structures	5-40 years
Machinery and equipment	2,15 years
Vehicles	4 years
Fixtures	4 years

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, certain intangible assets(i.e., club membership) do not have foreseeable limitations on the periods during which they can be utilized, therefore, if the useful life of these intangible assets is assessed as indefinite, they are not being amortized.

Intellectual property rights	5-7 years
Development expense	4 years
Other intangible assets	4 years

Government grants

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Leases

A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	As a lessee

At inception or reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

The Company presents right-of-use assets in the same line item as it presents underlying assets of the same nature that it owns, and lease liabilities are included in other payables on the separate statement of financial position.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. As part of this assessment, the Company considers certain indicators such as whether the lease is for a major part of the economic life of the asset.

The Company leases out its investment properties. The Company classified these leases as operating leases. The Company recognizes lease payments received under lease agreements as revenue on a straight-line basis over the lease term.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses on:

•	financial assets measured at amortized cost

•	debt instruments measured at fair value through other comprehensive income

•	contractual assets

(a)	Judgments on credit risk

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held). The Company considers a debt security to have low credit risk when its credit risk rating is equivalent to investment grade defined by reliable credit rating agencies.

(b)	Expected credit losses

Expected credit losses for financial assets measured at amortized cost are recognized in profit or loss. Loss allowances for financial assets measured at amortized cost are deducted from carrying amount of the assets. For debt instruments measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

(c)	Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt instrument measured at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Objective evidence that a financial asset or group of financial assets are impaired includes:

•	significant financial difficulty of the issuer or borrower

•	a breach of contract, such as a default or delinquency in interest or principal payments

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

•	the disappearance of an active market for the financial assets because of financial difficulties

(d)	Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion. The Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery based on continuous payments and extinct prescriptions. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than employee benefits and non-current assets held for sale, are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities measured at fair value through profit or loss or financial liabilities measured at amortized cost in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

Employee benefits

The calculation of defined benefit liabilities is performed annually by an independent actuary using the projected unit credit method.

Provisions

Provision for restoration related to contaminated areas is recognized when the area meets the Company’s policy and legal standards of contamination.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Revenue from contracts with customers

As the Company vertically spun off its steel business at the spin-off date on March 1, 2022, the Company’s main business has changed from manufacturing and sales of steel, rolled products and plates to an investment business that controls and manages its investees and a rental business for real properties.

1)	Dividend income

Dividend income from subsidiaries and other investees is recognized as revenue when the Company’s right to receive the dividend is established.

2)	Rental income

Rental income from leasing the Company’s real properties is recognized as revenue over the service offering period.

3)	Trademark usage income

Trademark usage income is recognized in accordance with the related arrangements over the term of use of trademark.

Finance income and finance costs

The Company’s finance income and finance costs include:

•	interest income;

•	interest expense;

•	dividend income;

•	the foreign currency gain or loss on financial assets and financial liabilities;

•	the net gain or loss on financial assets measured at fair value through profit or loss;

•	the net gain or loss on the disposal of investments in debt securities measured at fair value through other comprehensive income.

Interest income or expense is recognized using the effective interest method.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Income tax

Income tax expense consists of current tax and deferred tax and is recognized in profit or loss, except to the extent that it relates to transactions and events recognized directly in other comprehensive income or equity.

The Company recognizes interest and penalties related to corporate tax as if it is applicable to the income taxes, the Company applies KIFRS 1012 Income Taxes, if it is not applicable to the income taxes, the Company applies KIFRS 1037 Provisions Contingent Liabilities and Contingent Assets.

The Company applies a consolidated tax filing system under which the Company and its subsidiaries are treated as a single taxable entity and their taxable incomes are aggregated for corporate income tax purposes when they are economically integrated.

(a)	Current income tax

Under the consolidated tax filing system, the Company calculates current income tax for the consolidated tax entity, which includes the Company and its domestic subsidiaries that meet the requirements for consolidated taxation under the Corporate Income Tax Law, and recognizes such amount as the Company’s current income tax liability, as the Company is obligated to pay corporate income tax.

Current income tax is calculated based on taxable income for the year. Taxable income differs from profit before income tax as reported in the statement of comprehensive income, as it excludes income and expenses that will be included in or deducted from taxable income in other tax periods, as well as non-taxable income and non-deductible expenses.

Unpaid current income taxes related to current income tax are calculated using tax rates that have been enacted or substantively enacted.

Current income tax assets and current income tax liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

(b)	Deferred income tax

Deferred income tax assets and deferred income tax liabilities are measured based on the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amounts of the related assets and liabilities.

Deferred income tax liabilities are recognized for all taxable temporary differences related to investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets arising from deductible temporary differences are recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and that taxable income will be available against which the temporary differences can be utilized.

However, deferred income tax is not recognized for temporary differences arising from the initial recognition of goodwill or from the initial recognition of assets or liabilities in transactions that are not business combinations and that, at the time of the transaction, affect neither accounting profit nor taxable income.

Deferred income tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which such unused tax losses, unused tax credits and deductible temporary differences can be utilized.

Future taxable income is determined by the reversal of related taxable temporary differences. If such taxable temporary differences are not sufficient to fully recognize deferred income tax assets, the Company considers the probability of generating future taxable income, taking into account the reversal of existing temporary differences reflected in the Company’s business plans.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period, and is reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of the deferred income tax assets to be utilized.

Deferred income tax assets and deferred income tax liabilities are measured using tax rates that are expected to apply in the period in which the assets are realized or the liabilities are settled, based on tax laws that have been enacted or substantively enacted as of the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset only when they relate to income taxes levied by the same taxation authority, the Company has a legally enforceable right to offset the recognized amounts, and intends to settle current income tax assets and liabilities on a net basis.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s separate financial statements are disclosed below. The Company has not early adopted the new or amended standards in preparing these separate financial statements.

(a)	Amendments to KIFRS 1109 Financial Instruments and 1107: Financial Instruments: Disclosures – Classification and Measurement of Financial Instruments

These amendments include the following:

•

Clarification that a financial liability is derecognized on the settlement date and the introduction of an accounting policy choice to derecognize financial liabilities that are settled by using electronic payment system before the settlement date (if specific criteria are met);

•	Additional guidance as to how to assess contractual cash flows of financial assets with environmental, social and corporate governance (ESG) and similar features;

•	Clarification on what constitutes non-recourse feature and the characteristics of contractually linked financial instruments; and

•	Introduction of disclosures on financial instruments with contingent features and additional disclosure requirements for equity instruments measured at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026. Early adoption is permitted, but only for the classification of financial assets and the related disclosures. The Company does not plan to early adopt the amendments.

(b)	Annual Improvements to KIFRS – Volume 11

Annual Improvements to KIFRS - Volume 11 have been announced for the purpose of improving consistency of requirements set out in each standard, enhancing clarity, and providing better understanding of the amendments.

•	Amendments to KIFRS 1101 First-time adoption of KIFRS: Hedge accounting by a first-time adopter

•	Amendments to KIFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition, Guidance for application of amendments in practice

•	Amendments to KIFRS 1109 Financial Instruments: Accounting for derecognition of lease liabilities and definition of transaction prices

•	Amendments to KIFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Amendments to KIFRS 1007 Statement of Cash Flows: Cost Method

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments are not expected to have a material impact on the Company’s separate financial statements.

(c)	Amendments to KIFRS 1109 Financial Instruments and KIFRS 1107 Financial Instruments: Disclosures – Contracts Referencing Nature-dependent Electricity

The key amendments are as follows:

•	Clarification on the application of the ‘own-use’ requirements for contracts within the scope;

•	Amendment to the designation criteria for designating cash flow hedge items in cash flow hedge relationships for contracts within the scope; and

•	Introduction of new disclosure requirements to enable users of financial statements to understand the effects of these contracts on the entity’s financial performance and cash flows.

The amendments will be effective for the annual periods beginning on or after January 1, 2026. Early adoption is permitted but will need to be disclosed. The amendments related to the ‘own-use exception’ are to be applied retrospectively, while the amendments relating to hedge accounting are to be applied prospectively to new hedge relationships designated after the date of initial application. In addition, the disclosure amendments in KIFRS 1107 shall be applied together with the amendments to KIFRS 1109. When comparative information is not restated, comparative information for the related disclosures is not required to be presented.

The amendments are not expected to have a material impact on the Company’s separate financial statements.

(d)	Standards to KIFRS 1118 Presentation and Disclosure in Financial Statements

KIFRS 1118 Presentation and Disclosure in Financial Statements, which replaces KIFRS 1001 Presentation of Financial Statements, has been issued. KIFRS 1118 introduces new requirements for the presentation of the income statement, including specified totals and subtotals. In addition, an entity is required to classify all income and expenses in the income statement into one of five categories: operating, investing, financing, income taxes, and discontinued operations—with the first three categories newly introduced. KIFRS 1118 further requires the disclosure of newly defined management defined performance measures and subtotals of income and expenses and introduces new requirements for aggregating and disaggregating financial information, based on the identified ‘roles’ of the primary financial statements and the notes.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

3. Material Accounting Policy Information (cont’d)

As a consequence of the issuance of KIFRS 1118, limited-scope amendments have been made to KIFRS 1007 Statement of Cash Flows. For example, changing the starting point for determining cash flows from operating activities under the indirect method from profit or loss for the period to operating profit or loss, and removing accounting policy choices relating to the classification of cash flows arising from dividends and interest. Further consequential amendments have also been made to other Standards.

KIFRS 1118 and the related amendments to other standards will be effective for the annual periods beginning on or after January 1, 2027. Early adoption is permitted but will need to be disclosed. KIFRS 1118 is to be applied retrospectively upon initial application.

The Company is currently assessing the impact of these amendments on its separate financial statements and the related notes. Items expected to have a material impact on the Company’s separate financial statements upon initial application include the following:

•

Rental income, fair value changes of investment properties, and share of profit or loss of equity-accounted associates and joint ventures will be classified within the investing category in the income statement.

•	Foreign exchange differences will be classified in the same category as the income and expenses of the item that gave rise to those differences.

•	The following new disclosures will be required:

(a)	Management-defined performance measures (MPMs);

(b)	Where expenses in the operating category of the income statement are presented by function, specified expenses by nature; and

(c)	A reconciliation for each separately presented line item in the income statement between the amounts previously presented under KIFRS 1001 and the restated amounts applying KIFRS 1118.

•	In the statement of cash flows, interest received and interest paid will be classified as investing activities and financing activities, respectively.

4. Financial Risk Management

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Capital risk

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

4. Financial Risk Management (cont’d)

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risks, and the Company’s capital management. Further quantitative disclosures are included throughout these separate financial statements.

(a) Financial risk management

1)	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

The Company establishes an allowance for impairment that represents its estimate of expected losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

4. Financial Risk Management (cont’d)

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s treasury department authorizes, manages, and oversees new transactions with financial institutions with whom the Company has no previous relationship.

Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the Board of Directors.

3)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the greatest extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. Meanwhile, the Company has entered into credit line agreements with multiple banks.

4)	Market risk

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

①	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won. The Company monitors the related foreign currencies regularly in order to avoid exposure to currency risk.

②	Interest rate risk

The Company manages the exposure to interest rate risk by adjusting the borrowing structure ratio between borrowings at fixed interest rate and variable interest rate.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

4. Financial Risk Management (cont’d)

③	Other market price risk

Equity price risk arises from fluctuation of market price of listed equity securities. Management of the Company measures regularly the fair value of listed equity securities and the risk of variance in future cash flow caused by market price fluctuations. Significant investments are managed separately and all buy and sell decisions are approved by management of the Company.

(b)	Management of capital

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net borrowings (total borrowings after deducting cash and cash equivalents). The Company applied the same capital risk management strategy that was applied in the previous period.

Net borrowing-to-equity ratio as of December 31, 2025 and 2024 is as follows:

(in millions of Won)	2025		2024
Total borrowings	~~W~~	1,039,830	40,554
Less: Cash and cash equivalents		184,416	409,387

Net borrowings		855,414	(368,833)
Total equity	~~W~~	47,938,268	48,189,030
Net borrowings-to-equity ratio(*1)		1.78%	—

(*1)	As of the end of the prior year, cash and cash equivalents exceeded the borrowing amount, so the net borrowings-to-equity ratio is not calculated.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Demand deposits and checking accounts(*1)	~~W~~	2,249	4,962
Other cash equivalents		182,167	404,425

	~~W~~	184,416	409,387

(*1)	As of December 31, 2025 and 2024, cash and cash equivalents of ~~W~~273 million and ~~W~~304 million, respectively, are restricted for use in relation to government projects.

6. Trade Receivable and Notes Receivable

Trade receivable and notes receivable as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Trade accounts and notes receivable	~~W~~	41,384	48,349
Unbilled receivables (contract assets)		116,284	130,473
Less: Allowance for doubtful accounts		—	—

	~~W~~	157,668	178,822

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

7. Other Receivables

Other receivables as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Other accounts receivable(*1)	~~W~~	103,109	12,535
Others(*2)		47,379	13,301
Less: Allowance for doubtful accounts(*2)		(4,342)	(4,448)

	~~W~~	146,146	21,388

Non-current
Loans(*2)	~~W~~	241,717	247,569
Long-term other accounts receivable		16,365	14,585
Others		1,049	309
Less: Allowance for doubtful accounts(*2)		(241,717)	(247,569)

	~~W~~	17,414	14,894

(*1)	Other accounts receivable include the amounts to be collected from each domestic subsidiary in accordance with the consolidated taxation system.
(*2)

The Company assessed the recoverability of other receivables from FQM Australia Pty Ltd., an associate, and has recognized an allowance for doubtful accounts for such other receivables from the entity.

8. Other Financial Assets

(a)	Other financial assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Deposit instruments	~~W~~	3,120,000	2,260,000
Short-term financial instruments		104,794	426,420
Debt securities		230,000	—

	~~W~~	3,454,794	2,686,420

Non-current
Equity securities	~~W~~	170,819	158,761
Other securities		258,164	263,059
Derivative assets		77,751	—
Deposit instruments		2	2

	~~W~~	506,736	421,822

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

8. Other Financial Assets (cont’d)

(b)	Equity securities as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025							2024
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation(*1)	—	—	~~W~~	—	—	—	—	—
CSN Mineracao S.A.	102,186,675	1.86		206,265	145,885	(60,380)	145,885	125,219

				206,265	145,885	(60,380)	145,885	125,219

Non-marketable equity securities
PLANTEC Co., Ltd.(*2)	18,337,912	10.99		19,437	23,564	4,127	23,564	31,560
Intellectual Discovery Co.,Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited(*3)	—	—		—	—	—	—	612
S&M Media Co.,Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,181	24,934	(2,247)	24,934	33,542

			~~W~~	233,446	170,819	(62,627)	170,819	158,761

(*1)

During the year ended December 31, 2024, the Company decided to dispose of its equity investment in Nippon Steel Corporation and classified the investee as assets held for sale. The Company completed the disposal during the year ended December 31, 2025 (see Note 9).

(*2)	The Company measured fair value of the equity investment by using recent transaction prices.
(*3)	The Company disposed of the equity shares in the investee during the year ended December 31, 2025.

9. Assets Held for Sale

Assets held for sale as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	467,796	—
Transfers		—	467,796
Valuations		918	—
Disposals		(468,714)	—

Ending	~~W~~	—	467,796

For the year ended December 31, 2024, the Company classified as assets held for sale the entire carrying amount of its long-term investment in Nippon Steel Corporation, which amounted to ~~W~~467,796 million. For the year ended December 31, 2025, the Company disposed of all of its equity interests and recognized a loss on disposal of assets held for sale of ~~W~~9,883 million.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

10. Investments in Subsidiaries, Associates and Joint ventures

(a)	Investments in subsidiaries, associates and joint ventures as of and for the year December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Investment in subsidiaries(*1)	~~W~~	43,478,793	42,787,174
Investment in associates		212,855	208,129
Investment in joint ventures		2,598,605	2,636,662

	~~W~~	46,290,253	45,631,965

(*1)	The amount of impairment loss on investments in subsidiaries incurred during the year ended December 31, 2025 was ~~W~~187,832 million.

There are no significant restrictions on the ability of subsidiaries, associates and joint ventures to transfer funds to the controlling company, such as in the forms of cash dividends and repayment of loans or payment of advances.

(b)	Details of subsidiaries and carrying amounts as of and for the year December 31, 2025 and 2024 are as follows:

(in millions of Won)			2025						2024
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	96,480,625	100.00	~~W~~	33,864,306	29,918,622	29,918,622	29,918,622
POSCO INTERNATIONAL Corporation	Korea	Trading, power generation and natural resources exploration	124,396,358	70.71		5,793,962	4,268,588	3,740,020	3,740,020
POSCO Eco & Challenge Co., Ltd.	Korea	Engineering and construction	22,073,568	52.80		2,925,358	1,014,963	1,014,963	1,014,963
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	20,736,842	100.00		199,652	115,931	115,931	115,931
POSCO FUTURE M CO.,LTD.(*1)	Korea	Refractory and anode/cathode material manufacturing and sales	51,747,787	58.18		3,900,757	2,013,868	1,924,555	1,395,687
POSCO WIDE Co., Ltd.	Korea	Business facility maintenance	1,914,211	100.00		261,920	308,843	308,843	308,843
POSCO DX	Korea	Computer hardware and software distribution	99,403,282	65.47		561,662	70,990	70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		52,594	30,148	30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.(*1)	Korea	Lithium manufacturing and sales	128,546,316	82.00		375,234	642,940	642,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	57,510,000	100.00		291,978	287,550	287,550	287,550
QSONE Co.,Ltd.	Korea	Real estate rental and facility management	400,000	100.00		197,687	238,478	238,478	238,478
POSCO CNGR Nickel Solution(*2)	Korea	Nickel refining	—	—		—	—	—	49,520
POSCO ZT AIR SOLUTION	Korea	Manufacturing and Sales of High-Purity Rare Gases	12,603,551	75.10		80,562	63,481	63,481	63,481
Others						769,804	542,168	511,889	446,037

						49,275,476	39,516,570	38,868,410	37,995,210

[Foreign]
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	631,160,435	100.00		732,022	646,574	646,574	646,574
POSCO Canada Ltd.	Canada	Coal sales	1,099,885	100.00		682,872	560,879	560,879	560,879
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	761,775	100.00		1,176,054	330,623	330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.(*3)	China	Stainless steel manufacturing and sales	2,285,407,454	58.60		189,151	283,792	259,819	283,792
POSCO-China Holding Corp.	China	Holding company	—	100.00		505,221	593,816	593,816	593,816
POSCO America Corporation	USA	Researching and consulting	437,941	99.45		170,026	192,136	192,136	192,136
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	—	95.65		64,041	144,552	66,060	66,060
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	9,360,000	100.00		303,294	117,690	117,690	117,690
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development, and technology research	90,438	100.00		205,512	68,410	68,410	68,410
Qingdao Pohang Stainless Steel Co., Ltd.(*3)	China	Stainless steel manufacturing and sales	—	70.00		72,948	65,982	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	—	90.00		199,721	62,469	62,469	62,469
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	1,390	100.00		25,266	50,297	50,297	50,297
POSCO Argentina S.A.U.(*4)	Argentina	Mineral exploration, manufacturing and sales	37,568,921	100.00		1,163,878	1,510,551	1,352,943	1,510,551
Others						889,570	255,862	242,685	242,685

						6,379,576	4,883,633	4,610,383	4,791,964

					~~W~~	55,655,052	44,400,203	43,478,793	42,787,174

(*1)	The Company acquired additional equity interest in POSCO FUTURE M Co., Ltd., POSCO-Pilbara LITHIUM SOLUTION Co., Ltd., and POSCO GS Eco Materials Co., Ltd. during the year ended December 31, 2025.
(*2)	POSCO CNR Nickel Solution Co., Ltd. was liquidated during the year ended December 31, 2025 and has been excluded from consolidation.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

10. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(*3)

Pursuant to the resolution of the Board of Directors on July 3, 2025, the Company decided to sell its equity interest in two subsidiaries, POSCO (Zhangjiagang) Stainless Steel Co., Ltd and Qingdao Pohang Stainless Steel Co., Ltd.

(*4)

As of the end of the reporting period, indicators of impairment existed for the Company’s equity interest in POSCO Argentina S.A.U. due to a deterioration in the operating environment, including a decline in lithium prices, and accordingly, an impairment test was performed. The recoverable amount of the equity interest was determined based on its value in use, which was calculated as the present value of expected future cash flows as of the impairment testing date, discounted at a rate of 15.30%. As a result of the impairment test, the carrying amount significantly exceeded the recoverable amount, and the Company recognized an impairment loss of ~~W~~157,608 million.

(c)	Details of associates and carrying amounts as of and for the year ended December 31, 2025 and 2024 are as follows:

(in millions of Won)			2025						2024
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
[Domestic]
POSCO JK SOLID SOLUTION CO., LTD.	Korea	Material manufacturing for rechargeable battery	200,000	40.00	~~W~~	17,551	26,025	26,025	26,025
Others						60,029	16,837	16,837	12,111

						77,580	42,862	42,862	38,136

[Foreign]
9404-5515 Quebec Inc.(*1)	Canada	Investments	138,797,061	12.61		1,631,791	156,194	156,194	156,194
Others						(1,193,333)	36,222	13,799	13,799

						438,458	192,416	169,993	169,993

					~~W~~	516,038	235,278	212,855	208,129

(*1)

As of December 31, 2024 and 2025, the entity is classified as investment in an associate since the Company has determined that it has significant influence over the investees considering the structure of the investee’s Board of Directors although the Company’s ownership percentage is less than 20%.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

10. Investments in Subsidiaries, Associates and Joint ventures (cont’d)

(d)	Details of joint ventures and carrying amounts as of and for the year ended December 31, 2025 and 2024 are as follows:

(in millions of Won)			2025						2024
	Country	Principal operations	Number of shares	Ownership (%)	Net asset value		Acquisition cost	Book value	Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10,494,377	10.00	~~W~~	8,492,877	1,225,464	1,225,464	1,225,464
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	325,050,000	50.00		932,780	364,609	364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	2,010,719,185	50.00		253,281	98,962	98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	—	50.00		284,684	235,207	235,207	235,207
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	—	25.00		503,597	63,866	63,866	63,866
PT NICOLE METAL INDUSTRY(*2)	Indonesia	Nickel Smelting	152,764,706	49.00		900,849	604,045	604,045	541,471
Hydrogen Duqm LLC	Oman	Green Hydrogen/ Ammonia product business development	1,824,673	44.80		4,845	6,452	6,452	6,452
Nickel Mining Company SAS(*3)	New Caledonia	Raw material manufacturing and sales	3,234,698	49.00		187,766	189,197	—	—
SNNC(*4)	Korea	STS material manufacturing and sales	18,130,000	49.00		22,160	100,631	—	100,631

					~~W~~	11,582,839	2,888,433	2,598,605	2,636,662

(*1)

As of December 31, 2025 and 2024, the Company’s equity investments in Roy Hill Holdings Pty Ltd. amounting to ~~W~~1,225,464 million are provided as collateral in relation to the revolving loan of Roy Hill Holdings Pty Ltd.

(*2)	The Company acquired additional equity interest of ~~W~~62,574 million in PT NICOLE METAL INDUSTRY to invest in nickel dry smelting plants in Indonesia during the year ended December 31, 2025.
(*3)

As of December 31, 2024, due to continuous operating losses and a deteriorating business environment, the Company assessed that the value in use of its equity interest in Nickel Mining Company SAS is likely to be low. Accordingly, the Company recognized a full impairment loss of ~~W~~189,197 million, which is the difference between the carrying amount and recoverable amount.

(*4)

As of December 31, 2025, due to changes in the nickel market environment, the Company assessed that the value in use of its equity interest in SNNC is likely to be low and recognized a full impairment loss of ~~W~~100,631 million, which is the difference between the carrying amount and recoverable amount.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

11. Investment Property

(a)	Investment property as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025					2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Book value
Land	~~W~~	225,751	—	(9,884)	215,867	226,095	—	(9,884)	216,211
Buildings		275,056	(185,068)	—	89,988	276,031	(178,279)	—	97,752
Structures		27,116	(13,579)	—	13,537	27,212	(12,803)	—	14,409

	~~W~~	527,923	(198,647)	(9,884)	319,392	529,338	(191,082)	(9,884)	328,372

The fair value of investment properties as of December 31, 2025 is ~~W~~1,839,699 million.

(b)	Changes in the carrying amount of investment property for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	216,211	—	(345)	215,866
Buildings		97,752	(7,417)	(347)	89,988
Structures		14,409	(821)	(50)	13,538

	~~W~~	328,372	(8,238)	(742)	319,392

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in the rental ratio and the purpose of use.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	193,446	1,200	—	21,565	216,211
Buildings		101,229	—	(7,378)	3,901	97,752
Structures		15,225	—	(824)	8	14,409

	~~W~~	309,900	1,200	(8,202)	25,474	328,372

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in the rental ratio and the purpose of use.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

12. Property, Plant and Equipment

(a)	Property, plant and equipment as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025						2024
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Government grants	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Government grants	Book value
Land	~~W~~	125,123	—	(1,705)	(5,000)	118,418	51,856	—	(1,705)	(5,000)	45,151
Buildings		69,491	(38,356)	(4,039)	(270)	26,826	68,516	(35,760)	(4,039)	(270)	28,447
Structures		11,301	(3,779)	(599)	—	6,923	11,272	(3,335)	(599)	—	7,338
Machinery and equipment		48,886	(14,359)	(2,105)	—	32,422	41,120	(9,194)	(2,105)	—	29,821
Vehicles		89	(61)	—	—	28	89	(45)	—	—	44
Furniture and fixtures		32,242	(14,412)	—	—	17,830	26,215	(13,282)	—	—	12,933
Construction-in-progress		500,693	—	—	—	500,693	292,259	—	—	—	292,259

	~~W~~	787,825	(70,967)	(8,448)	(5,270)	703,140	491,327	(61,616)	(8,448)	(5,270)	415,993

(b)	Changes in the carrying amount of property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	45,151	34,545	—	—	38,722	118,418
Buildings		28,447	—	—	(1,967)	346	26,826
Structures		7,338	—	(63)	(403)	51	6,923
Machinery and equipment		29,821	9,299	(1,162)	(5,789)	253	32,422
Vehicles		44	—	—	(16)	—	28
Furniture and fixtures		12,933	6,581	(10)	(1,674)	—	17,830
Construction-in-progress		292,259	242,172	—	—	(33,738)	500,693

	~~W~~	415,993	292,597	(1,235)	(9,849)	5,634	703,140

(*1)	Includes assets transferred from construction-in-progress to other property, plant and equipment categories, assets transferred to investment property, and assets transferred from advance payments.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	50,197	4	—	—	(5,050)	45,151
Buildings		29,539	4,736	—	(1,927)	(3,901)	28,447
Structures		7,748	1	—	(403)	(8)	7,338
Machinery and equipment		27,549	5,161	(337)	(2,552)	—	29,821
Vehicles		63	—	—	(19)	—	44
Furniture and fixtures		13,485	622	(4)	(1,170)	—	12,933
Construction-in-progress		69,206	239,567	—	—	(16,514)	292,259

	~~W~~	197,787	250,091	(341)	(6,071)	(25,473)	415,993

(*1)	Includes assets transferred from construction-in-progress to other property, plant and equipment categories, assets transferred from investment properties, and other expenses.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

12. Property, Plant and Equipment (cont’d)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

As of December 31, 2025 and 2024, there are no right-of-use assets listed as property, plant and equipment.

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Expenses relating to short-term leases	~~W~~	9,315	9,253
Expenses relating to leases of low-value assets		5,196	5,040

	~~W~~	14,511	14,293

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

13. Intangible Assets

(a)	Intangible assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025				2024
	Acquisition cost		Accumulated amortization	Book value	Acquisition cost	Accumulated amortization	Book value
Intellectual property rights	~~W~~	2,643	(1,715)	928	2,324	(1,521)	803
Membership		10,992	—	10,992	10,072	—	10,072
Development expense		13,189	(7,820)	5,369	9,364	(5,903)	3,461
Construction-in-progress		12,157	—	12,157	6,680	—	6,680
Other intangible assets		926	(713)	213	927	(482)	445

	~~W~~	39,907	(10,248)	29,659	29,367	(7,906)	21,461

(b)	Changes in the carrying amount of intangible assets for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	803	—	—	(194)	319	928
Membership(*1)		10,072	920	—	—	—	10,992
Development expense		3,461	2,413	—	(1,916)	1,411	5,369
Construction-in-progress		6,680	7,230	(23)	—	(1,730)	12,157
Other intangible assets		445	—	—	(232)	—	213

	~~W~~	21,461	10,563	(23)	(2,342)	—	29,659

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	576	—	(4)	(170)	401	803
Membership(*1)		11,618	—	(1,546)	—	—	10,072
Development expense		2,905	—	—	(1,310)	1,866	3,461
Construction-in-progress		3,565	5,631	(249)	—	(2,267)	6,680
Other intangible assets		677	—	—	(232)	—	445

	~~W~~	19,341	5,631	(1,799)	(1,712)	—	21,461

(*1)	Estimated useful life of membership is indefinite.
(*2)	Presenting assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

14. Other Assets

Other assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Advance payments	~~W~~	901	798
Prepaid expenses		1,198	917

	~~W~~	2,099	1,715

Non-current
Long-term advance payments	~~W~~	3,638	5,325
Long-term prepaid expenses		231	488
Others		—	8

	~~W~~	3,869	5,821

15. Borrowings

(a)	Borrowings as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Short-term borrowings
Exchangeable bonds	~~W~~	44,509	39,053
Current portion of long-term borrowings		1,464	—

		45,973	39,053

Long-term borrowings
Long-term borrowings	~~W~~	993,857	1,500

(b)	Short-term borrowings as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2025		2024
Exchangeable bonds	Borrowings in foreign currency	Sep. 1, 2021	Sep. 1, 2026	—	~~W~~	44,509	39,053
Foreign borrowings	KOREA ENERGY AGENCY	Dec. 27, 2011	Dec. 26, 2026	3 year Government bond		1,464	—
					~~W~~	45,973	39,053

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

15. Borrowings (cont’d)

(c) The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds
Aggregate principal amount(*1)	EUR 27,100,000
Interest rate	- Coupon rate : -
- Yield to maturity : (0.78%)
Maturity date	September 1, 2026
Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum
- Prepayment : The issuer has call option and the bondholders have put option
Exchange rate	100%
Exchange price(*2) (Won/share)	422,126
Underlying shares	Registered common shares(treasury shares)
Exchange period	From October 12, 2021 to August 22, 2026
Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.
Put option by bondholders	- In the event of a change of control of the Company
- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)
Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than
20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024)
from the closing day to 30 business days before the maturity of bonds
- When the outstanding balance of outstanding bonds is less than 10% of the total issuance
(Clean-Up Call)
- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*1)	Due to put option exercised by bondholders, EUR 1,038,800,000 was redeemed out the total face value of exchangeable bonds of EUR 1,065,900,000 during the year ended December 31, 2024.
(*2)	The exchange price has changed due to cash dividends paid during the year ended December 31, 2025.

The Company has designated its exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(d) Long-term borrowings and others excluding the current portions, as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	2025		2024
Foreign borrowings	KOREA ENERGY AGENCY	Dec. 27, 2011	Dec. 26, 2026	3 year Government bond	~~W~~	1,464	1,500
Bonds payable in foreign currency(*1)	Global Bonds (5 year maturity)	May. 7, 2025	May. 7, 2030	5.125		568,243	—
Bonds payable in foreign currency(*1)	Global Bonds (10 year maturity)	May. 7, 2025	May. 7, 2035	5.750		425,614	—

						995,321	1,500
Less: current portion						(1,464)	—

					~~W~~	993,857	1,500

(*1)	The Company enters into currency swap contracts to hedge foreign exchange risk associated with its foreign currency-denominated bonds.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

16. Other Payables

Other payables as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Accounts payable	~~W~~	27,162	32,514
Accrued expenses		23,164	14,826
Dividend payable		3,140	3,016

	~~W~~	53,466	50,356

Non-current
Long-term withholdings		36,388	33,110
Less: Present value discount		(1,351)	(2,327)

	~~W~~	35,037	30,783

17. Other Financial Liabilities

Other financial liabilities as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Financial guarantee liabilities	~~W~~	21,545	18,302

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

18. Provisions

(a)	Provisions as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	4,907	—	4,175	—
Provision for restoration(*2)		2,742	2,947	6,932	—
Others(*3)		38,772	—	35,161	—

	~~W~~	46,421	2,947	46,268	—

(*1)	Represents the provision for bonuses with the limit of 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung City, the Company recognized present values of estimated costs for recovery as provisions for restoration as of December 31, 2025 and 2024. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 3.22% to assess present value of these costs.

(*3)

Considering the operational circumstance of the Company’s investments in joint ventures, Nickel Mining Company SAS, the Company recognized ~~W~~38,772 million of the financial guarantee liabilities the Company provided as other provisions.

(b)	Changes in provisions for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Beginning		Increase	Utilization	Others(*1)	Ending
Provision for bonus payments	~~W~~	4,175	8,465	(7,733)	—	4,907
Provision for restoration		6,932	341	(1,584)	—	5,689
Others		35,161	—	—	3,611	38,772

	~~W~~	46,268	8,806	(9,317)	3,611	49,368

(*1)	Reflecting the effect of exchange rate fluctuation.

2)	For the year ended December 31, 2024

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	6,055	9,087	(10,967)	4,175
Provision for restoration		11,562	1,819	(6,449)	6,932
Others		—	35,161	—	35,161

	~~W~~	17,617	46,067	(17,416)	46,268

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

19. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	233	63

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the separate statements of financial position as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Present value of funded obligations	~~W~~	42,815	39,980
Fair value of plan assets		(37,282)	(38,684)

Net defined benefit liabilities	~~W~~	5,533	1,296

2)	Changes in present value of defined benefit obligations for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Defined benefit obligation at the beginning of period	~~W~~	39,980	44,276
Current service costs		10,220	6,701
Interest costs		1,219	1,301
Remeasurement		3,807	4,843
Amount transferred from associates		(1,671)	(2,654)
Benefits paid		(10,740)	(14,487)

Defined benefit obligation at the end of period	~~W~~	42,815	39,980

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

19. Employee Benefits (cont’d)

3)	Changes in the fair value of plan assets for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Fair value of plan assets at the beginning of period	~~W~~	38,684	39,993
Interest on plan assets		1,260	1,564
Remeasurement of plan assets		(76)	(316)
Contributions to plan assets		6,600	3,000
Amount transferred from associate		(1,403)	(2,653)
Benefits paid		(7,783)	(2,904)

Fair value of plan assets at the end of period	~~W~~	37,282	38,684

4)	The fair value of plan assets as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Debt instruments	~~W~~	35,915	38,683
Others		1,367	—

	~~W~~	37,282	38,683

5)	The amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current service costs	~~W~~	10,220	6,701
Net interest costs(*1)		(41)	(263)

	~~W~~	10,179	6,438

(*1)	The actual return on plan assets amounted to ~~W~~1,260 million and ~~W~~1,327 million for the years ended December 31, 2025 and 2024, respectively.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

19. Employee Benefits (cont’d)

6)	Remeasurements of defined benefit plans, net of tax recognized in other comprehensive income (loss) for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	(362,258)	(358,310)
Remeasurements of defined benefit plans		(3,883)	(5,158)
Tax effects		1,355	1,210

Ending	~~W~~	(364,786)	(362,258)

7)	The principal actuarial assumptions as of December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	4.18%	3.81%
Expected future increases in salaries(*1)	4.50%	3.90%

(*1)	The expected future increases in salaries are based on the average salary increase rate for the single basis.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

8)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumption, holding the other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

(in millions of Won)	1% Increase			1% Decrease
	Amount		Percentage (%)	Amount	Percentage (%)
Discount rate	~~W~~	(2,056)	(4.8)	2,306	5.4
Expected future increases in salaries		2,246	5.2	(2,043)	(4.8)

9)	As of December 31, 2025, the maturity of the expected benefit payments are as follows:

(in millions of Won)	Within 1 year		1 year - 5 years	5 years - 10 years	10 years - 20 years	After 20 years	Total
Benefits to be paid	~~W~~	3,310	20,436	14,595	14,141	2,168	54,650

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

19. Employee Benefits (cont’d)

The maturity analysis of the defined benefit obligation was nominal amounts of defined benefit obligations using expected remaining period of service of employees.

20. Other Liabilities

Other liabilities as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current
Advances received	~~W~~	2,420	3,190
Withholdings		3,327	3,005
Unearned revenue		72	2,656

	~~W~~	5,819	8,851

Non-current
Unearned revenue	~~W~~	1,351	2,327

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of December 31, 2025 and 2024 are as follows:

①	December 31, 2025

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	77,751	—	77,751	—	77,751
Short term financial instruments		104,794	—	104,794	—	104,794
Other securities		258,164	—	—	258,164	258,164
Fair value through other comprehensive income
Equity securities		170,819	145,885	23,564	1,370	170,819
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		184,416	—	—	—	—
Trade accounts and notes receivable		41,384	—	—	—	—
Debt securities		230,000	—	—	—	—
Other receivables		66,208	—	—	—	—
Deposit instruments		3,120,002	—	—	—	—

	~~W~~	4,253,538	145,885	206,109	259,534	611,528

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	44,509	44,509	—	—	44,509
Financial liabilities measured at amortized cost(*1)
Borrowings		995,321	—	995,321	—	995,321
Financial guarantee liabilities		21,545	—	—	—	—
Others		77,383	—	—	—	—

	~~W~~	1,138,758	44,509	995,321	—	1,039,830

(*1)	Fair value of financial assets and liabilities measured at amortized cost, excluding borrowings, approximates their carrying amounts.

②	December 31, 2024

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	426,420	—	426,420	—	426,420
Other securities		263,059	—	—	263,059	263,059
Fair value through other comprehensive income
Equity securities		158,761	125,219	—	33,542	158,761
Assets held for sale		467,796	467,796	—	—	467,796
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		409,387	—	—	—	—
Trade accounts and notes receivable		48,349	—	—	—	—
Other receivables		28,833	—	—	—	—
Deposit instruments		2,260,002	—	—	—	—

	~~W~~	4,062,607	593,015	426,420	296,601	1,316,036

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	39,053	39,053	—	—	39,053
Financial liabilities measured at amortized cost(*1)
Borrowings		1,500	—	1,500	—	1,500
Financial guarantee liabilities		18,302	—	—	—	—
Others		76,376	—	—	—	—

	~~W~~	135,231	39,053	1,500	—	40,553

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

2)	Financial assets and financial liabilities classified as fair value hierarchy Level 2

Fair values of financial instruments are calculated based on the valuation model such as discounted cash flow method and the inputs of the financial instrument valuation model include interest rate and others.

3)	Financial assets and financial liabilities classified as fair value hierarchy Level 3

①	Valuation technique and significant but not observable inputs for the financial assets classified as fair value hierarchy Level 3 as of December 31, 2025 are as follows:

(in millions of Won)	Fair value		Valuation technique	Inputs	Range of inputs	Effect on fair value assessment with unobservable input
Financial assets at fair value	~~W~~	165,703	Asset value approach	—	—	—
		93,831	Discounted cash flow	growth rate	1%	Fair value increases when growth rate increases
			method	discount rate	14.90%	Fair value decreases when discount rate increases
			Binomial Option Pricing Model	Value of underlying asset	USD 1,827,288 thousands	Fair value increases when value of underlying asset increases
				Volatility	45.00%	Fair value increases when volatility increases

②	Sensitivity analysis of financial assets classified as Level 3 of fair value hierarchy

If other inputs remain constant as of December 31, 2025 and one of the significant but not observable input is changed, the effect on fair value measurement is as follows:

(in millions of Won)	Input variable	Favorable changes		Unfavorable changes
Financial assets at fair value	Fluctuation 0.5% of growth rate	~~W~~	293	(275)
	Fluctuation 0.5% of discount rate		532	(495)
	Fluctuation 10% of volatility		687	(116)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

③	Changes in fair value of financial assets classified as Level 3 for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	296,601	246,664
Acquisition		15,871	21,850
Gain or loss on valuation of financial assets		(9,714)	45,896
Other comprehensive income		—	(8,802)
Disposal and others		(43,224)	(9,007)

Ending	~~W~~	259,534	296,601

4)	Financial liabilities were recognized in connection with financial guarantee contracts as of December 31, 2025. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO ASIA COMPANY LIMITED	Credit Agricole	USD	75,000,000	107,618	—	—
	ING	USD	75,000,000	107,618	—	—
	Shinhan	USD	50,000,000	71,745	32,000,000	45,917
POSCO Argentina S.A.U.	BNP	USD	110,000,000	157,839	102,905,505	147,659
	CITI	USD	187,975,000	269,725	180,880,504	259,545
	Credit Agricole	USD	187,975,000	269,725	180,880,504	259,545
	HSBC	USD	187,975,000	269,725	170,583,005	244,770
	JPM	USD	187,975,000	269,725	180,880,505	259,545
	BANK OF AMERICA	USD	50,900,000	73,036	46,905,183	67,304
	KEXIM	USD	167,100,000	239,772	154,431,866	221,594
Associates
NICKEL MINING COMPANY SAS	ING	EUR	46,000,000	77,543	46,000,000	77,543
PT.Nicole Metal Industry	STANDARD CHARTERED	USD	24,500,000	35,155	17,090,526	24,523
	OCBC	USD	15,680,000	22,499	—	—

		USD	1,320,080,000	1,894,182	1,066,557,598	1,530,402
		EUR	46,000,000	77,543	46,000,000	77,543

5)	Finance income and costs by category of financial instrument for the years ended December 31, 2025 and 2024 are as follows:

①	For the year ended December 31, 2025

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(2,296)	11,766	69,060	—	78,530	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	13,096
Financial assets measured at amortized cost		101,475	(3,543)	—	—	—	97,932	—
Financial liabilities at fair value through profit or loss		—	—	—	(1,310)	—	(1,310)	—
Financial liabilities measured at amortized cost		(36,002)	(10,442)	—	—	5,045	(41,399)	—

	~~W~~	65,473	(16,281)	11,766	67,750	5,045	133,753	13,096

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

②	For the year ended December 31, 2024

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	11,779	31,994	100,226	—	143,999	—
Financial assets at fair value through other comprehensive income		—	—	(8,219)	—	—	(8,219)	(75,167)
Financial assets measured at amortized cost		84,195	4,311	—	—	—	88,506	—
Financial liabilities at fair value through profit or loss		—	(57,626)	(12,292)	239,120	—	169,202	—
Financial liabilities measured at amortized cost		(1,163)	(1,130)	—	—	2,363	70	—

	~~W~~	83,032	(42,666)	11,483	339,346	2,363	393,558	(75,167)

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposure to credit risk as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Cash and cash equivalents	~~W~~	184,416	409,387
Derivative assets		77,751	—
Short-term financial instrument		104,794	426,420
Debt securities		230,000	—
Other securities		258,164	263,059
Other receivables		66,208	28,833
Trade accounts and notes receivable		157,668	178,822
Deposit instruments		3,120,002	2,260,002

	~~W~~	4,199,003	3,566,523

The Company provided financial guarantee for the repayment of loans of subsidiaries, associates, and joint ventures. As of December 31, 2025 and 2024, the maximum exposure to credit risk caused by financial guarantee amounted to ~~W~~1,607,945 million and ~~W~~1,166,855 million, respectively.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

2)	Impairment losses on financial assets

The Company assesses the expected credit loss on trade accounts and notes receivable, and other receivables by estimating the default rates based on the following three years of credit loss experience and overdue conditions. The Company assesses the credit loss individually for credit-impaired assets and some other receivables.

①	Allowance for doubtful accounts as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Accrued income	~~W~~	(4,342)	(4,448)
Loans		(241,717)	(247,569)

	~~W~~	(246,059)	(252,017)

②	Impairment losses on financial assets for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Bad debt expenses	~~W~~	—	106

③	The aging and allowance for doubtful accounts of trade accounts and notes receivable as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Trade accounts and notes receivable		Allowance for doubtful accounts	Trade accounts and notes receivable	Allowance for doubtful accounts
Not due	~~W~~	157,668	—	178,822	—
Over due less than 1 month		—	—	—	—

	~~W~~	157,668	—	178,822	—

④	The aging and allowance for doubtful accounts of loans and accrued income included in other account receivable as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Loans and other account receivable		Allowance for doubtful accounts	Loans and other account receivable	Allowance for doubtful accounts
Not due	~~W~~	288,376	246,059	260,134	252,018
Over due less than 1 month		—	—	—	—

	~~W~~	288,376	246,059	260,134	252,018

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

⑤	Changes in the allowance for doubtful accounts for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning	~~W~~	252,018	221,251
Bad debt expenses		—	106
Others		(5,959)	30,661

Ending	~~W~~	246,059	252,018

(c)	Liquidity risk

Contractual maturities for non-derivative financial liabilities, including estimated interest, are as follows:

(in millions of Won)	Book value		Contractual cash flow	Within 3 months	3 months - 6 months	6 months - 1 year	1 year - 5 years	After 5 years
Accounts payable	~~W~~	22,199	22,199	22,199	—	—	—	—
Borrowings(*1)		1,039,830	1,417,917	44,509	27,084	28,548	763,546	554,230
Financial guarantee liabilities(*2)		21,545	1,622,722	1,622,722	—	—	—	—
Others		55,184	56,535	20,147	—	—	36,388	—

	~~W~~	1,138,758	3,119,373	1,709,577	27,084	28,548	799,934	554,230

(*1)	In the case of exchangeable bonds, cash flow was allocated to the period in which the investor’s right to claim early redemption could be exercised.
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

(d)	Currency risk

1)

The Company is exposed to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of the changes in foreign exchange rates. The exposure to currency risk as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	Assets		Liabilities	Assets	Liabilities
USD	~~W~~	126,520	1,016,494	122,839	20,731
CNY		—	—	10,446	—
EUR		6,161	45,105	122	39,171
AUD		1	—	25,583	—
Others		—	50	805	—

	~~W~~132,682		1,061,649	159,795	59,902

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

2)

As of December 31, 2025 and 2024, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	10% increase		10% decrease	10% increase	10% decrease
USD	~~W~~	(88,997)	88,997	10,211	(10,211)
CNY		—	—	1,045	(1,045)
EUR		(3,894)	3,894	(3,905)	3,905
AUD		—	—	2,558	(2,558)

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Fixed rate
Financial assets	~~W~~	3,637,524	3,856,509
Financial liabilities		(993,857)	—
Variable rate
Financial liabilities		(1,464)	(1,500)

2)	Sensitivity analysis on the cash flows of financial instruments with variable interest rate

The Company’s interest rate risk mainly arises from borrowings with variable interest rate. As of December 31, 2025 and 2024, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025			2024
	1% increase		1% decrease	1% increase	1% decrease
Variable rate financial instruments	~~W~~	(15)	15	(15)	15

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

21. Financial Instruments (cont’d)

(f)	Supplier finance arrangements

The Company uses purchase cards in relation to the supplier finance arrangements, and the carrying amounts of the related financial liabilities and their presentation in the statement of financial position are as follows:

(in millions of Won)	2025		2024
Accounts payable	~~W~~	2,261	1,088
Amount paid to suppliers		—	—

(g)	The payment due dates of financial liabilities subject to supplier finance arrangements and other financial liabilities are as follows:

Payment Due Dates
Financial liabilities in relation to	40 days
supplier finance arrangements
Other comparable financial liabilities	30-60 days

(h)	There is no non-cash change related to a transfer of accounts payable to borrowings.

22. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2025 and 2024 are as follows:

(in Won, except share information)	2025		2024
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1,2)		80,932,952	82,624,377
Shared capital(*3)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2025, total number of American Depository Receipts (ADRs) outstanding in overseas stock market amounts to 9,159,020 and such ADRs are equivalent to 2,289,755 shares of common stock.
(*2)

Pursuant to the resolution of the Board of Directors’ meeting on February 19, 2025, the Company decided to retire 1,691,425 shares using distributable profits, and it was completed on March 31, 2025. As a result, as of December 31, 2025, the Company’s total number of issued shares has decreased.

(*3)

As of December 31, 2025, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~77,738 million due to retirement of 15,547,673 treasury shares.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

22. Share Capital and Capital Surplus (cont’d)

(b)	The changes in issued common stock for the years ended December 31, 2025 and 2024 are as follows:

(Share)	2025			2024
	Issued shares	Treasury shares	Number of outstanding shares	Issued shares	Treasury shares	Number of outstanding shares
Beginning	82,624,377	(7,003,598)	75,620,779	84,571,230	(8,695,023)	75,876,207
Acquisition of treasury shares	—	—	—	—	(255,428)	(255,428)
Retirement of treasury shares	(1,691,425)	1,691,425	—	(1,946,853)	1,946,853	—

Ending	80,932,952	(5,312,173)	75,620,779	82,624,377	(7,003,598)	75,620,779

(c)	Capital surplus as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		808,994	808,994
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		16,331	16,331

	~~W~~	1,367,990	1,367,990

23. Accumulated Other Comprehensive Income (loss)

(a)	Accumulated Other Comprehensive Income (loss) as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(45,874)	(62,645)

(b)

Changes in fair value of equity investments at fair value through other comprehensive income and changes in unrealized fair value of available-for-sale investments for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Beginning balance	~~W~~	(62,645)	30,678
Changes in fair value of equity investments		14,058	(97,746)
Reclassification to profit or loss upon disposal		4,779	(23,609)
Tax effects		(2,066)	28,032

Ending balance	~~W~~	(45,874)	(62,645)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

24. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the years ended December 31, 2025 and 2024 are as follows:

(shares, in millions of Won)	2025			2024
	Number of shares	Amount		Number of shares	Amount
Beginning	7,003,598	~~W~~	1,550,862	8,695,023	~~W~~	1,889,658
Acquisition of treasury shares	—		—	255,428		92,311
Retirement of treasury shares	(1,691,425)		(374,546)	(1,946,853)		(431,107)

Ending	5,312,173	~~W~~	1,176,316	7,003,598	~~W~~	1,550,862

25. Retained Earnings

(a)	Retained earnings as of December 31, 2025 and 2024 are summarized as follows:

(in millions of Won)	2025		2024
Legal reserve	~~W~~	241,202	241,202
Reserve for business rationalization		918,300	918,300
Appropriated retained earnings for business expansion		45,080,500	45,080,500
Unappropriated retained earnings		1,070,064	1,712,142

	~~W~~	47,310,066	47,952,144

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

25. Retained Earnings (cont’d)

(b)	Statements of appropriation of retained earnings for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	1,523,090	1,076,192
Remeasurements of defined benefit plans		(2,528)	(3,948)
Loss on disposal of equity securities		(3,674)	18,156
Retirement of treasury shares		(374,546)	(431,107)
Interim dividends		(567,156)	(568,433)
(Dividends (ratio) per share
~~W~~7,500 (150%) in 2025
~~W~~7,500 (150%) in 2024)
Profit for the period		494,878	1,621,282

		1,070,064	1,712,142
Transfers such as profit reserves
Business expansion reserves		2,000,000	—

		2,000,000	—
Appropriation of retained earnings
Dividends		189,052	189,052
(Dividends (ratio) per share
~~W~~2,500 (50%) in 2025
~~W~~2,500 (50%) in 2024)

		189,052	189,052

Unappropriated retained earnings carried forward to subsequent year	~~W~~	2,881,012	1,523,090

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

26. Operating Revenue

(a)	Details of operating revenue disaggregated by type of revenue and timing of revenue recognition for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Types of revenue
Dividend income	~~W~~	1,234,259	1,812,999
Others		169,051	184,129

	~~W~~	1,403,310	1,997,128

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	1,234,259	1,812,999
Revenue recognized over time		169,051	184,129

	~~W~~	1,403,310	1,997,128

(b)	Details of contract assets and liabilities from contracts with customers as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Receivables
Trade accounts and notes receivable	~~W~~	41,384	48,349
Contract assets
Unbilled receivables		116,284	130,473
Contract liabilities
Advance received		2,420	3,190
Unearned income		1,423	4,983

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

27. Operating Expenses

Operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Wages and salaries	~~W~~	76,141	71,150
Expenses related to post-employment benefits		11,460	7,125
Other employee benefits		16,196	17,838
Travel		7,212	5,907
Taxes and public dues		14,269	14,401
Depreciation		11,992	11,363
Amortization		2,262	1,628
Rental		7,373	5,165
Repairs		583	819
Advertising		26,518	23,780
Research & development		140,475	143,211
Service fees		95,663	80,126
Supplies		292	431
Vehicles maintenance		2,430	2,733
Industry association fee		3,008	2,923
Training		1,573	1,783
Others		9,038	10,324

	~~W~~	426,485	400,707

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

28. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Finance income
Interest income	~~W~~	101,475	84,195
Gain on foreign currency transactions		27,666	6,958
Gain on foreign currency translations		875	14,941
Gain on transactions of derivatives		—	1,058
Gain on valuation of derivatives		77,751	—
Gain on disposal of financial assets at fair value through profit or loss		11,766	30,936
Gain on valuation of financial assets at fair value through profit or loss		8,698	103,365
Gain on valuation of financial liabilities at fair value through profit or loss		—	239,120
Others		5,055	2,373

	~~W~~	233,286	482,946

Finance costs
Interest expenses	~~W~~	36,002	1,163
Loss on foreign currency transactions		28,608	59,383
Loss on foreign currency translations		16,214	5,182
Loss on transactions of derivatives		—	6,035
Loss on transactions of equity securities		—	8,219
Loss on valuations of financial assets at fair value through profit or loss		17,389	3,139
Loss on valuation of financial liabilities at fair value through profit or loss		1,310	—
Loss on bond redemption		—	6,257
Others		10	10

	~~W~~	99,533	89,388

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Other non-operating income
Reversal of impairment loss on other accounts receivables	~~W~~	82	—
Reversal of other provisions		—	54
Others		3,192	3,195

	~~W~~	3,274	3,249

Other non-operating expenses
Impairment loss on other accounts receivables	~~W~~	—	106
Loss on disposals of property, plant and equipment		1,282	341
Impairment loss on investment in subsidiaries, associates and joint ventures		288,464	392,075
Loss on disposals of assets held for sale		9,883	—
Donations		17,360	356
Increase of other provisions		341	37,033
Others		3,629	7,240

	~~W~~	320,959	437,151

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

30. Expenses by Nature

Expenses that are recorded by nature as operating expenses and other non-operating expenses in the separate statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows (excluding finance costs and income tax expenses):

(in millions of Won)	2025		2024
Employee benefits expenses(*2)	~~W~~	124,875	113,870
Depreciation(*1)		18,087	14,271
Amortization		2,342	1,712
Service fees		98,487	82,498
Rental		16,889	14,763
Advertising		26,669	23,809
Impairment loss on investment in subsidiaries, associates and joint ventures		288,464	392,075
Loss on disposals of property, plant and equipment		1,282	341
Research & development		86,919	93,430
Impairment loss on other accounts receivables		—	106
Increase of other provisions		341	37,033
Other expenses		83,088	63,950

	~~W~~	747,443	837,858

(*1)	Includes depreciation of investment property.
(*2)	The details of employee benefits expenses for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Wages and salaries	~~W~~	111,964	105,606
Expenses related to post-employment benefits		12,911	8,264

	~~W~~	124,875	113,870

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

31. Income Tax Expense (Benefit)

(a)	Income tax expense (benefit) for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Current income taxes(*1)	~~W~~	(48,207)	(53,524)
Deferred income taxes		346,933	(35,471)
Items credited directly to equity		(711)	23,789

Income tax expense (benefit)	~~W~~	298,015	(65,206)

(*1)	Refund (additional payment) of income taxes as a result of a final corporation tax return, tax audits and others credited (charged) directly to current income taxes.

(b)	The income taxes credited (charged) directly to equity for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Changes in fair value of equity investments at fair value through other comprehensive income(*1)	~~W~~	(2,065)	22,579
Remeasurements of defined benefit plans(*1)		1,354	1,210

	~~W~~	(711)	23,789

(*1)	Those amounts were recognized in other comprehensive income.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

31. Income Tax Expense (Benefit) (cont’d)

(a)	The following table reconciles the calculated income tax expense (benefit) to profit before income tax for the years ended December 31, 2025 and 2024.

(in millions of Won)	2025		2024
Profit before income tax	~~W~~	792,893	1,556,076
Income tax expense computed at statutory rate		212,099	359,454
Adjustments:
Tax credit		13,827	5,091
Additional Income tax expense for prior years		(32,413)	(54,244)
Investment in subsidiaries, associates and joint ventures		10,392	(53,985)
Tax effect due to permanent differences		(281,845)	(321,567)
Effect of applying consolidated tax payment system		375,671	—
Others		284	45

		85,916	(424,660)

Income tax expense (benefit)	~~W~~	298,015	(65,206)

Effective tax rate (%)(*1)		37.6%	—

(*1)	During the years ended December 31, 2024, as income tax benefit was recognized, the effective tax rate was not calculated.

(d)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025				2024
	January 1, 2025		Increase (decrease)	December 31, 2025	January 1, 2024	Increase (decrease)	December 31, 2024
Deferred income tax due to temporary differences
PPE—Depreciation	~~W~~	355	973	1,328	25	330	355
Financial instruments		102,307	8,753	111,060	65,566	36,741	102,307
Allowance for doubtful accounts		54,033	10,447	64,480	49,944	4,089	54,033
Prepaid expenses		4,300	(1,953)	2,347	3,499	801	4,300
PPE—Revaluation		(161)	(25)	(186)	(193)	32	(161)
Gain or loss on foreign currency translation		2,524	(7,302)	(4,778)	51,536	(49,012)	2,524
Defined benefit liabilities		(1,663)	(208)	(1,871)	1,327	(2,990)	(1,663)
Accrued revenue		(1,875)	(9,445)	(11,320)	(4,736)	2,861	(1,875)
PPE—Impairment loss		3,776	597	4,373	5,119	(1,343)	3,776
Provision for accelerated depreciation		(2,627,287)	(433,706)	(3,060,993)	(2,652,426)	25,139	(2,627,287)
Others		28,475	20,932	49,407	83,058	(54,583)	28,475

		(2,435,216)	(410,937)	(2,846,153)	(2,397,281)	(37,935)	(2,435,216)

Deferred tax from deficit and tax credit
Carryforward of unused tax losses		163,752	29,613	193,365	122,830	40,922	163,752
Tax credit carried over, etc		4,619	35,101	39,720	1,378	3,241	4,619

		168,371	64,714	233,085	124,208	44,163	168,371

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		18,818	(2,065)	16,753	(9,215)	28,033	18,818
Remeasurements of defined benefit plans		1,997	1,354	3,351	787	1,210	1,997

		20,815	(711)	20,104	(8,428)	29,243	20,815

	~~W~~	(2,246,030)	(346,934)	(2,592,964)	(2,281,501)	35,471	(2,246,030)

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

31. Income Tax Expense (Benefit) (cont’d)

(e)	Deferred tax assets (liabilities) as of December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025				2024
	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
PPE—Depreciation	~~W~~	1,328	—	1,328	355	—	355
Financial Instruments		120,796	(9,736)	111,060	114,275	(11,968)	102,307
Allowance for doubtful accounts		64,480	—	64,480	54,033	—	54,033
Prepaid expenses		2,347	—	2,347	4,300	—	4,300
PPE—Revaluation		—	(186)	(186)	—	(161)	(161)
Gain or loss on foreign currency translation		13,665	(18,443)	(4,778)	7,070	(4,546)	2,524
Defined benefit liabilities		8,102	(9,973)	(1,871)	7,238	(8,901)	(1,663)
Accrued revenue		—	(11,320)	(11,320)	—	(1,875)	(1,875)
PPE—Impairment loss		4,373	—	4,373	3,776	—	3,776
Provision for accelerated depreciation		—	(3,060,993)	(3,060,993)	—	(2,627,287)	(2,627,287)
Others		109,466	(60,059)	49,407	63,994	(35,519)	28,475

		324,557	(3,170,710)	(2,846,153)	255,041	(2,690,257)	(2,435,216)

Deferred tax from deficit and tax credit
Carryforward of unused tax losses		193,365	—	193,365	163,752	—	163,752
Tax credit carried over, etc		39,720	—	39,720	4,619	—	4,619

		233,085	—	233,085	168,371	—	168,371

Deferred income taxes recognized directly to equity
Net changes in fair value of equity investments at fair value through other comprehensive income		17,857	(1,104)	16,753	21,618	(2,800)	18,818
Remeasurements of defined benefit plans		3,351	—	3,351	1,997	—	1,997

		21,208	(1,104)	20,104	23,615	(2,800)	20,815

	~~W~~	578,850	(3,171,814)	(2,592,964)	447,027	(2,693,057)	(2,246,030)

As of December 31, 2025, deductible temporary differences of ~~W~~10,730,412 million related to impairment losses on investments in subsidiaries, associates and joint ventures were not recognized as deferred tax assets since the Company has determined that it is not probable they will reverse in the foreseeable future.

(f)	The Company recognized current tax payable or receivable at the amount expected to be paid or received that reflects uncertainty related to income taxes.

(g)

The Company spun off its steel business on March 1, 2022. The Company’s vertical spin-off meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset and liabilities transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

31. Income Taxes Expense (Benefit) (cont’d)

(h)	Application of the Consolidated Taxation System

From the year ended December 31, 2025, the Company has applied the consolidated taxation system, under which a controlling company and its domestic subsidiaries, when economically integrated, are treated as a single tax entity for corporate income tax purposes. Under this system, the controlling company, as the consolidated parent entity, is responsible for filing and paying the corporate income tax on behalf of the entire consolidated group. After payment, the parent company collects the corresponding tax amounts from each domestic subsidiary.

The current tax liabilities recognized in relation to the consolidated taxation system for the year ended December 31, 2025 are as follows:

(in millions of Won)	2025
Current income tax liabilities (*1)	72,405

(*1)	Presenting the amount calculated and recognized by applying the consolidated tax payment system for the year ended December 31, 2025.

(i)

In 2023, Pillar Two legislation has been enacted in the Republic of Korea, where the Company is domiciled, which is effective for the fiscal years starting on or after January 1, 2024. Accordingly, the Company calculated the Pillar Two income tax expense for the year ended December 31, 2025 as it is subject to global minimum top-up tax under the application of the OECD’s Pillar Two Model Rules via domestic legislation. The Company reviewed subsidiaries qualifying as taxpayer, including the Company, and, as a result, did not recognize any income tax expense for the year ended December 31, 2025 as the impact of the global minimum top-up tax on the separate financial statements as of December 31, 2025 would not be significant. Furthermore, the Company applies temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules as prescribed in KIFRS 1012 Income Taxes. Accordingly, it did not recognize deferred tax assets and liabilities related to the global minimum top-up tax and does not disclose information related to deferred income tax.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

32. Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2025 and 2024 are as follows:

(in Won, except share information)	2025		2024
Profit	~~W~~	494,878,270,645	1,621,282,436,784
Weighted-average number of common shares outstanding(*1)		75,620,779	75,767,552
Basic earnings per share	~~W~~	6,544	21,398

(*1)	The weighted-average number of common shares outstanding used to calculate basic earnings per share are as follows:

(shares)	2025	2024
Total number of common shares issued	81,350,016	83,761,569
Weighted-average number of treasury shares	(5,729,237)	(7,994,017)

Weighted-average number of common shares outstanding	75,620,779	75,767,552

The Company has exchangeable bonds that can be exchanged for common stocks with dilutive effects as of December 31, 2025 and 2024. The diluted earnings per share for the year ended December 31, 2025 is the same as the basic earnings per share due to the anti-dilutive effect.

(b)	Calculation of diluted earnings per share for the years ended December 31, 2024 is as follows:

(in Won, except share information)	2024
Profit	~~W~~	1,621,282,436,784
Valuation and foreign exchange gains or losses on exchangeable bonds		(139,569,768,850)
Diluted profit		1,481,712,667,934
Adjusted weighted-average number of common shares outstanding(*1)		77,990,432
Diluted earnings per share	~~W~~	18,999

(*1)	The weighted-average number of common shares outstanding used in the calculation of diluted earnings per share is as follows:

2024
Weighted-average number of common shares outstanding	75,767,552
Weighted-average number of treasury shares	2,222,880
Adjusted weighted-average number of common shares outstanding	77,990,432

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

33. Related Party Transactions

(a)	Related parties of the Company as of December 31, 2025 are as follows:

Type	Company
Subsidiaries

[Domestic]
POSCO, POSCO Eco & Challenge Co., Ltd., POSCO STEELEON CO., Ltd, POSCO DX, POSCO Research Institute, POSCO WIDE Co., Ltd., POSCO Capital, POSCO FUTURE M CO., LTD.,eNtoB Corporation, POSCO FLOW CO.,LTD., POSCO M-TECH, Busan E&E Co,. Ltd., POSCO INTERNATIONAL Corporation, POSCO Mobility Solution Corporation, POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd., POSCO HY Clean Metal Co., Ltd., POSCO LITHIUM SOLUTION, Shinan Green Energy Co.,LTD., eSteel4U, QSONE Co.,Ltd., TANCHEON E&E, POSCO IH, POSCO A&C Co., Ltd, Posco Group University, POSCO GY Solution, POSCO GYR Tech, POSCO GYS Tech, POSCO PR Tech, POSCO PS Tech, POSCO PH Solution, POSCO Humans Co.,Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE.CO.,Ltd., Songdo Development PMC (Project Management Company) LLC., NEH Co.,Ltd., POSCO-GS Eco Materials Co., Ltd, Korea Fuel Cell and others.

[Foreign]
POSCO America Corporation, POSCO AUSTRALIA PTY LTD., POSCO Asia Co., Ltd., POSCO (Zhangjiagang) StainlessSteel Co.,Ltd., POSCO-China Holding Corporation, POSCO JAPAN Co., Ltd., POSCO-VIETNAM Co., Ltd., POSCO MEXICO S.A. DE C.V., PT. KRAKATAU POSCO, YAMATO VINA STEEL JOINTSTOCK COMPANY, POSCO Argentina S.A.U., Senex Holdings PTY LTD, ULTIUM CAM LIMITED PARTNERSHIP and others.

Investments in associates and joint ventures

[Domestic]
POSCO MC MATERIALS, Samcheok Blue Power Co.,Ltd., SNNC, Gale International Korea, LLC, Eco Energy Solution, UITrans LRT Co., Ltd., Pohang Special Welding Co.,Ltd., and others.

[Foreign]
Roy Hill Holdings Pty Ltd, POSCO-NPS Niobium LLC, KOBRASCO, PT NICOLE METAL INDUSTRY, HBIS-POSCO Automotive Steel Co.,Ltd, South-East Asia Gas Pipeline Company Ltd., 9404-5515 Quebec Inc., AES Mong Duong Power Company Limited, KOREA LNG LTD., Nickel Mining Company SAS and others.

(b)	Material transactions with related companies for the years ended December 31, 2025 and 2024 are as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	142,110	527,363	1	—	14,711
POSCO Eco & Challenge Co., Ltd.		7,047	11,037	—	3,320	908
POSCO STEELEON CO., Ltd		1,319	—	—	—	5
POSCO DX		1,498	12,425	—	5,764	14,147
POSCO Research Institute		—	—	—	—	15,803
eNtoB Corporation		—	—	—	150	10,488
POSCO FUTURE M CO., LTD.		3,370	23,524	—	—	430
POSCO INTERNATIONAL Corporation		5,811	298,551	224	—	12
Busan E&E Co,. Ltd.		—	3,618	—	—	—
POSCO America Corporation		—	—	—	—	6,771
Others		6,221	69,730	9,713	29	33,259

		167,376	946,248	9,938	9,263	96,534

Associates and joint ventures(*2)
POSCO-NPS Niobium LLC		—	44,955	—	—	—
Roy Hill Holdings Pty Ltd		—	170,886	—	—	—
Others		1,111	44,804	441	—	651

		1,111	260,645	441	—	651

	~~W~~	168,487	1,206,893	10,379	9,263	97,185

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2025, the Company provided guarantees to related parties (see Note 21).

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

33. Related Party Transactions (cont’d)

2)	For the year ended December 31, 2024

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends(*3)	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	151,157	888,008	66	191	10,986
POSCO Eco & Challenge Co., Ltd.		9,272	11,037	—	1,829	736
POSCO STEELEON CO., Ltd		1,184	—	—	—	9
POSCO DX		1,473	9,940	—	2,626	12,871
eNtoB Corporation		—	—	—	30	14,126
POSCO FUTURE M CO., LTD.		—	—	—	49	8,457
POSCO Mobility Solution Corporation		6,298	12,391	21	—	—
POSCO INTERNATIONAL Corporation		6,499	124,396	150	—	61
POSCO Maharashtra Steel Private Limited		—	2,472	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		—	—	—	—	5,847
Others		5,570	355,171	2,374	2	26,567

		181,453	1,403,415	2,611	4,727	79,660

Associates and joint ventures(*2)
SNNC		—	29,225	—	—	—
Roy Hill Holdings Pty Ltd		—	227,574	—	—	—
Others		809	25,266	225	—	—

		809	282,065	225	—	—

	~~W~~	182,262	1,685,480	2,836	4,727	79,660

(*1)	Sales and others mainly consist of trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of December 31, 2024, the Company provided guarantees to related parties (see Note 21).
(*3)	Gain on disposals of investment in subsidiaries, recognized as dividends amounting to ~~W~~81,921 million, is excluded.

(c)	The balances of receivables and payables arising from significant transactions with related parties as of December 31, 2025 and 2024 are as follows:

1)	December 31, 2025

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	92,175	81,349	173,524	1,657	40,742	42,399
POSCO Eco & Challenge Co., Ltd.		6,793	693	7,486	305	3,788	4,093
POSCO STEELEON CO., Ltd		1,299	—	1,299	—	—	—
POSCO DX		1,109	48	1,157	3,738	47	3,785
POSCO FUTURE M CO., LTD.		4,904	1	4,905	—	62	62
POSCO Mobility Solution Corporation		713	—	713	—	11	11
POSCO INTERNATIONAL Corporation		6,176	—	6,176	—	508	508
POSCO Argentina S.A.U		—	27,929	27,929	—	—	—
Others		3,606	7,874	11,480	4,274	537	4,811

		116,775	117,894	234,669	9,974	45,695	55,669

Associates and joint ventures
SNNC		929	—	929	—	—	—
Roy Hill Holdings Pty Ltd		39,761	—	39,761	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	243,601	243,601	—	—	—
Others		203	867	1,070	—	—	—

		40,893	244,468	285,361	—	—	—

	~~W~~	157,668	362,362	520,030	9,974	45,695	55,669

(*1)

FQM Australia Holdings Pty Ltd.’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized an allowance for doubtful accounts for all of these other receivables.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

33. Related Party Transactions (cont’d)

2)	December 31, 2024

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	102,071	1,093	103,164	5,854	36,111	41,965
POSCO Eco & Challenge Co., Ltd.		8,921	—	8,921	—	499	499
POSCO STEELEON CO., Ltd		1,126	—	1,126	—	—	—
POSCO DX		1,561	—	1,561	2,667	535	3,202
POSCO FUTURE M CO., LTD.		15,364	—	15,364	—	65	65
POSCO Mobility Solution Corporation		802	—	802	—	6	6
POSCO INTERNATIONAL Corporation		6,664	—	6,664	—	364	364
POSCO Argentina S.A.U		—	26,002	26,002	768	—	768
Others		3,274	231	3,505	7,873	311	8,184

		139,783	27,326	167,109	17,162	37,891	55,053

Associates and joint ventures
SNNC		662	—	662	—	—	—
Roy Hill Holdings Pty Ltd		25,023	—	25,023	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	249,560	249,560	—	—	—
Others		10,665	122	10,787	—	—	—

		36,350	249,682	286,032	—	—	—

	~~W~~	176,133	277,008	453,141	17,162	37,891	55,053

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans and accrued interest. Meanwhile, the Company has recognized an allowance for doubtful accounts for all of these other receivables.

(d)	For the years ended December 31, 2025 and 2024, there were additional investments in subsidiaries and others amounting to ~~W~~1,011,924 million and ~~W~~1,263,572 million, respectively.

(e)	For the years ended December 31, 2025 and 2024, details of compensation to key management officers are as follows:

(in millions of Won)	2025		2024
Short-term benefits	~~W~~	26,052	25,717
Retirement benefits		6,413	3,200

	~~W~~	32,465	28,917

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities can change due to unforeseen circumstances; therefore, management continuously reviews whether the likelihood of an outflow of resources embodying economic benefits has increased. Except in extremely rare circumstances where it cannot be reliably estimated, if the likelihood of an outflow of future economic benefits has increased, even if it had been treated as a contingent liability in the past, such changes in likelihood are recognized as a provision in the separate financial statements for the period in which the change occurred.

Management of the Company makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal and/or external specialists.

Management of the Company regularly analyzes the most current information on contingent events and provides information regarding provisions related to contingent losses, including potential estimated legal costs. Such assessments are based on the consultations with internal and external legal counsel. In making the decision on the recognition of a provision, management considers the likelihood of an outflow of resources embodying economic benefits to settle the obligation and the possibility of making a reliable estimate of the amount.

(b)	Commitments

1)

As of December 31, 2025, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fails. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of December 31, 2025, the ending balance of the borrowings amounted to USD 1.02 million.

2)	The Company has deposited 86,611 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of December 31, 2025.

(c)	As of December 31, 2025, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for foreign currency borrowings.

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

34. Commitments and Contingencies (cont’d)

(d)	Litigation in progress

The Company is involved in 3 lawsuits as a defendant for the total claim amount of ~~W~~700 million as defendant as of December 31, 2025. However, the Company has not recognized any provisions for these litigation cases since the Company does not believe it has a present obligation as of December 31, 2025.

(e)

The Company has a joint obligation with POSCO, a subsidiary newly established through spin-off, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

(f)	As of December 31, 2025, the Company is provided with a payment guarantee of ~~W~~3,554 million from Seoul Guarantee Insurance in relation to license guarantees and others.

(g)	As of December 31, 2025, the Company has entered into a credit line agreement with Woori Bank, with a limit of ~~W~~20,000 million.

35. Statements of Cash Flows

(a)	Changes in operating assets and liabilities for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Trade accounts and notes receivable	~~W~~	25,658	7,279
Other accounts receivable		2,899	11,453
Prepaid expenses		(25)	(519)
Other current assets		(103)	(930)
Other non-current assets		(3,198)	(3,573)
Other accounts payable		(3,244)	6,078
Accrued expenses		1,553	4,145
Advances received		(770)	3,185
Withholdings		321	(933)
Unearned revenue		(3,673)	(1,251)
Other current liabilities		(851)	(8,328)
Payments of severance benefits		(3,225)	(11,583)
Plan assets		(6,600)	(3,000)

	~~W~~	8,742	2,023

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

35. Statements of Cash Flows (cont’d)

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 were as follows:

1)	For the year ended December 31, 2025

(in millions of Won)	Liabilities
	Long-term borrowings		Dividend payable	Long-term financial liabilities
Beginning	~~W~~	40,554	3,016	33,110
Changes from financing cash flows		987,117	(756,084)	3,278
Effect of changes in foreign exchange rates		9,858	—	—
Changes in fair values		1,310	—	—
Other changes:
Decrease in retained earnings		—	756,208	—
Others		990	—	—

Ending	~~W~~	1,039,829	3,140	36,388

2)	For the year ended December 31, 2024

(in millions of Won)	Liabilities
	Long-term borrowings		Dividend payable	Long-term financial liabilities
Beginning	~~W~~	1,758,007	3,087	29,962
Changes from financing cash flows		(1,542,400)	(758,194)	3,148
Effect of changes in foreign exchange rates		57,809	—	—
Changes in fair values		(239,120)	—	—
Loss on bond redemption		6,258	—	—
Other changes:
Decrease in retained earnings		—	758,123	—

Ending	~~W~~	40,554	3,016	33,110

(c)	Material non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(in millions of Won)	2025		2024
Transfer of construction-in-progress to property, plant and equipment and intangible assets	~~W~~	40,731	2,266
Account payables due to property, plant and equipment and Intangible assets		(2,408)	465
Retirement of treasury shares	~~W~~	374,546	431,107

		412,869	433,838

POSCO HOLDINGS INC.

Notes to the Separate Financial Statements

for the years ended December 31, 2025 and 2024 (continued)

36. Events after the Reporting Period

(a)	Pursuant to the resolution of the Board of Directors on February 3, 2026, the Company decided to pay a year-end cash dividend of ~~W~~2,500 per common share (total dividend: ~~W~~189.1 billion).

(b)

Pursuant to the resolution of the Board of Directors on February 19, 2026, the Company decided to retire 1,691,425 treasury shares previously acquired (scheduled retirement amount: ~~W~~635.1 billion). The scheduled retirement date is March 31, 2026.

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of POSCO HOLDINGS INC. (the “Company”) and the separate financial statements of the Company for the year ended December 31, 2025 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on internal control over financial reporting
2.	Reporting on the operating status of internal control over financial reporting

Independent auditor’s report on internal control over financial reporting

(English translation of a report originally issued in Korean)

POSCO HOLDINGS INC.

The Shareholders and Board of Directors

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting (“ICFR”) of POSCO HOLDINGS INC.’s (the “Company”) based on the Conceptual Framework for Design and Operation of ICFR established by the Operating Committee of ICFR in the Republic of Korea (the “ICFR Committee”) as of December 31, 2025.

In our opinion, the Company’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2025, in accordance with the Conceptual Framework for Design and Operation of ICFR.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the separate statement of financial position as of December 31, 2025, and the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, including a summary of material accounting policy information, of the Company, and our report dated March 11, 2025 expressed an unqualified opinion thereon.

Basis for opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of ICFR in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for ICFR

Management is responsible for designing, implementing and maintaining an effective ICFR, and for assessing the effectiveness of ICFR, included in the accompanying Report on Operating Status of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR process.

Auditor’s responsibilities for the audit of ICFR

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

An audit of the ICFR involves performing procedures to obtain audit evidence as to whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit also includes testing and evaluating the design and operation of ICFR based on obtaining an understanding of ICFR and the assessed risk.

ICFR definition and limitations

A company’s ICFR is implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). A company’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with KIFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent or detect material misstatements of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Yongwoo Lee.

Seoul, Korea

March 11, 2026

This audit report is effective as of the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Company’s ICFR and may result in modifications to this report.

Report on Operating Status of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of POSCO HOLDINGS INC.

We, as the Chief Executive Officer and the Internal Control Officer of the Company, assessed the operating status of the Company’s Internal Control over Financial Reporting (“ICFR”) for the year ending December 31, 2025.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Control Officer (collectively, “We”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or fraud that could result in a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We designed and operated the Company’s ICFR in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’, established by the Operating Committee of Internal Control over Financial Reporting in Korea. In addition, we conducted an evaluation of ICFR based on ‘Criteria for Evaluation and Reporting of ICFR’ (Appendix 6 of the Enforcement Rules on Regulations on External Audit and Accounting).

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.’

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 2, 2026

/s/ Ju tae Lee, Representative Director & President

/s/ Seung-Jun, Kim, Internal Control Officer

Report on Operating Status of Internal Control over Financial Reporting

(Appendix)

•	Internal Control Activities Performed by the Company to Address Fraud Risks Related to Cash and Financial Transactions

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing
Entity-level Controls	<Operation of Anti-fraud Programs> Management operates fraud prevention and monitoring programs, such as a whistleblower system (including anonymous reporting), to prevent fraud within the company.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025).
	<Fraud Risk Assessment> Management identifies and assesses potential fraud risks considering changes in business processes and appropriately reflects these in controls.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025).

<Segregation of Duties and Administrative Controls>

When designing transaction-level control activities, management considers duty assignments and access rights (authorizations) according to internal accounting managers, and manages the design and operation of duty assignments appropriately, taking into account changes in business processes.

Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025).
	<Evaluation and Reporting of ICFR> Management reports the results of operational inspections and relevant matters to the Audit Committee and the Board of Directors.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; February 2026).

•	Internal Control Activities Performed by the Company to Address Fraud Risks Related to Cash and Financial Transactions

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing
Internal controls over cash

<Account Opening and Closure Approval>

The Finance Office obtains approval from the financial officer when opening or closing transactions with banks or other financial institutions, then reviews the relevant criteria and validity before granting approval.

Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).

<Monthly Cash Inflow and Outflow Management>

The Finance Office reviews and approves whether the balances and transaction details on the ERP or monthly cash closing report match the bank inquiry records.

Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).
	<Seal Usage Control> The department head responsible for the corporation/business site restricts the use of the corporate/business site seal.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).

<Authorization for Fund Execution>

The Finance Director reviews the appropriateness of the main requirements such as the purpose and use of funds in financing and bond issuance, and submits to the board of directors if a board resolution is required.

Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).
	<Responsibility Management for Fund Execution> Fund execution tasks are limited to the Finance Office leader and staff, with a separation between the fund execution requester and the final approver.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).
	<Fund Payment Management> The Finance Office leader reviews and approves the consistency between the stakeholder’s account number and the transfer amount before payment.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).
	<Restriction on Fund Execution> The system is configured to prevent transfers to accounts not registered in the vendor Master.	Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).

•	Internal Control Activities Performed by the Company to Address Fraud Risks Related to Cash and Financial Transactions

Category	Control Activities Performed by the Company	Results of Design and Operating Effectiveness Testing
Other Business Process Controls

<Review of Vendor Master Creation and Modification>

The department head reviews and approves the vendor Master creation or modification request form after verifying that key information (such as business registration number and address) matches the supporting documents.

Tested design and operating effectiveness; no significant deficiencies noted (ICFR Team, August 2025; December 2025; January 2026).



The internal control activities disclosed in this appendix represent key internal control activities designed and operated to address the risk of cash misappropriation, and do not include all cash-related controls for financial reporting purposes.